

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2019

David J. Endicott
Chief Executive Officer
Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg, Switzerland

> **Re: Alcon Inc.**
> **Amendment No. 4 to Registration Statement on Form 20-F**
> **Filed February 28, 2019**
> **File No. 001-31269**

Dear Mr. Endicott:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2019 letter.

Form 20-F amended February 28, 2019

Failure to comply with law..., page 53

1. We note your response to prior comment 1 providing the aggregate revenue for the referenced geographical locations over the three year period ended December 31, 2018. Tell us the breakdown of revenue for the referenced geographical location for each fiscal year. Also, ensure that your risk factor includes a brief discussion of each allegation subject to the investigations you mention. In this regard, it is unclear whether you are "including" only a partial list of the allegations in your description in the last full sentence on page 53 and the second sentence on page 54. Also, specify the nature of allegations regarding the investigation into your "business practices" and "relationships with third-party distributors."

Audited Combined Financial Statements for the Year Ended December 31, 2018
Note 3. Significant Accounting Policies, Revenue Recognition, page F-18

2.   We note from your response to comment 2 that certain of your contracts provide for consideration to paid in installments with either fixed payment terms or usage-based payment terms (i.e., payments through a surcharge on the subsequent purchase price of consumables and/or implantables). Please address the following:

- Describe to us in greater detail the usage-based payment terms and how you account for the surcharge on the subsequent purchases. We note that your disclosure of the common elements of variable consideration on page F-19 does not include discussion of usage-based payment terms, and you do not appear to disclose any contract assets for equipment transferred before payment is due through subsequent usage.
- Describe to us the period over which you typically receive payment for installment sales.
- Tell us how you applied the guidance in IFRS 15.60-15.65 with respect to the existence of a significant financing component in the contracts.
- Tell us your consideration of IFRS 15.119(b)'s requirement to disclose information about the significant payment terms (e.g., when payment is typically due, whether the contract has a significant financing component, etc.) and IFRS 15.129's requirement to disclose application of the practical expedient related to significant financing components.
- Describe to us how the consideration for the equipment sale that represents a surcharge on the subsequent purchase price of consumables and/or implantables is presented in your disclosure of net sales by business franchise on page F-30. In this regard, it is unclear whether the surcharge is captured as part of "Equipment/other" or within the respective "Implantables" or "Consumables" business franchise.

Please tell us whether the customer has the right to put the equipment back to you and whether you have to the right to retake control of the equipment. If so, please explain to us the terms surrounding such right(s) and how you account for these rights.

      You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Amanda Ravitz, Assistant Director, at 202-551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: D. Scott Bennett